Exhibit 3.8

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
ENER1, INC.

Pursuant to Sections 607.1002, 607.1025 and 607.1006, of the Florida Business Corporation Act, the undersigned, being the Chief Executive Officer of ENER1, INC., a Florida corporation (the “Corporation”), bearing Document Number H36296, does hereby submit these Articles of Amendment for the purpose of amending the Corporation’s Articles of Incorporation and does hereby certify that:

FIRST: On January 15, 2008, the Board of Directors of the Corporation approved amendments to the Corporation’s Articles of Incorporation to effectuate a reverse stock split of the Corporation’s Common Stock at a meeting of the Board of Directors, which meeting was duly called and held.

SECOND: The effectuation of the reverse stock split does not adversely effect the rights or preferences of the holders of the outstanding shares of any class or series and does not result in percentage of authorized shares of Common Stock that remain un-issued after the combination exceeding the percentage of authorized shares of Common Stock that were un-issued before the combination.

THIRD: Paragraph (a) of Article IV of the Corporation’s Articles of Incorporation shall be deleted in its entirety and replaced with the following:

"(a) The aggregate number of shares which the Corporation shall have the authority to issue is 135,714,286 shares of common stock, having a par value of $0.01 per share (the “Common Stock”) and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 4,010,000 shares have been designated Series A Convertible Preferred Stock and 180,000 shares have been designated Series B Preferred Stock. The Certificate of Designations of the Series A Convertible Preferred Stock and the Certificate of Designations of the Series B Convertible Preferred Stock, as amended, shall remain in full force and effect.

On the date of filing of these Articles of Amendment with the Secretary of State of Florida, each seven (7) issued and outstanding shares of Common Stock as of the date and time immediately preceding the filing of these Articles of Amendment (the “Split Effective Date”), shall be combined and converted automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock. No fractional shares shall be issued in connection with the foregoing reverse split; all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing split and each fractional share resulting from such aggregation held by a stockholder shall be rounded up to the nearest whole share.

FOURTH: The foregoing amendment was adopted by the Board of Directors and at a meeting duly called and held on January 15, 2008. Pursuant to Section 607.100025 of the Florida Business Corporation Act, shareholder approval is not required for the effectuation of a reverse stock split as long as such action proportionally reduces both the issued and unissued shares of the particular class. Therefore, the number of votes cast for the amendment to the Corporation’s Articles of Incorporation was sufficient for approval.

FIFTH: The effective date of these Articles of Amendment is April 24, 2008.

IN WITNESS WHEREOF, said Corporation has caused these Articles of Amendment to be signed by its Chief Executive Officer this 23rd day of April, 2008.

ENER1, INC.

By:
Peter Novak, Chief Executive Officer